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CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Miramar Mining Corporation

We consent to the use of the following reports included in this annual report on Form 40-F of Miramar Mining Corporation:

1. Auditors' Report to the Shareholders of Miramar Mining Corporation dated March 2, 2007, except as to note 15(d) which is as of March 30, 2007, with respect to the consolidated balance sheets as at December 31, 2006 and 2005 and the consolidated statements of operations and deficit and cash flows for the years then ended; and

2. Auditors' Report to the Board of Directors of Miramar Mining Corporation dated March 30, 2007, with respect to the supplemental information entitled "Reconciliation with United States Generally Accepted Accounting Principles".

We also consent to the incorporation by reference of such reports in the Registration Statement (No. 33-92742) on Form S-8 of Miramar Mining Corporation.

//s// KPMG LLP

Chartered Accountants

Vancouver, Canada

March 30, 2007